Exhibit (a)(5)(iv)

PEGASYSTEMS ANNOUNCES REGULATORY CLEARANCE FOR ITS

PLANNED ACQUISITION OF CHORDIANT SOFTWARE

CAMBRIDGE, Mass., March 31, 2010 — Pegasystems Inc. (NASDAQ: PEGA), the leader in business process management (BPM) software solutions, today announced the U.S. Federal Trade Commission has granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to its previously announced planned acquisition of Chordiant Software, Inc. (NASDAQ: CHRD), a leading provider of customer relationship management (CRM) software and services.

On March 24, 2010, Pegasystems, through its wholly owned subsidiary, Maple Leaf Acquisition Corp., initiated a cash tender offer to purchase all outstanding shares of Chordiant’s common stock at a price of $5.00 per share. The tender offer will expire at midnight on April 20, 2010, unless extended in accordance with the merger agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (SEC). Termination of the waiting period under the Hart-Scott-Rodino Act satisfies one of the conditions to the tender offer. The completion of the tender offer is also conditioned on the tender of a majority of the outstanding shares of Chordiant’s common stock and the satisfaction of other customary closing conditions.

About Pegasystems Inc.

Pegasystems, the leader in Business Process Management, provides software to drive revenue growth, productivity and agility for the world’s most sophisticated organizations. Customers use our award-winning SmartBPM® suite to improve customer service, reach new markets and boost operational effectiveness. Our patented SmartBPM technology makes enterprise applications easy to build and change by directly capturing business objectives and eliminating manual programming. SmartBPM unifies business rules and processes into composite applications that leverage existing systems – empowering business people and IT staff to Build for Change®, deliver value quickly and outperform their competitors. Pegasystems’ suite is complemented by best-practice frameworks designed for leaders in financial services, insurance, healthcare, government, life sciences, communications, manufacturing and other industries. Headquartered in Cambridge, MA, Pegasystems has offices in North America, Europe and Asia. Visit us at www.pega.com.

Safe Harbor Statement

This press release contains forward-looking statements that involve risks and uncertainties, including statements regarding completion of the acquisition. Factors that could cause actual results to differ materially include the following: the risk that the transaction will not close or that closing will be delayed; the risk that Pegasystems’ business will suffer due to uncertainty related to the transaction; difficulties encountered in integrating merged businesses. Further information on potential factors that could affect Pegasystems’ business and financial results are included Pegasystems’ filings with the SEC, including Pegasystems’ report on Form 10-K for the year ended December 31, 2009, which are on file with the SEC. There can be no assurance that the acquisition or any other transaction will be consummated.

Additional Information

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials) filed by Pegasystems and Purchaser with the SEC on March 24, 2010, as amended. In addition, Chordiant filed a Solicitation/Recommendation Statement on Schedule 14D-9 on March 24, 2010, as amended, with the SEC related to the tender offer. The Tender Offer Statement (and related materials) and the Solicitation/ Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials may be obtained at no charge upon request to Innisfree M&A Incorporated, the information agent for the tender offer, at 501 Madison Avenue, 20th floor, New York, New York, 10022, or by calling toll free at (888) 750-5834. In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov.

Media Contacts:

Brian Callahan	Erica Burns
Pegasystems	PAN Communications
brian.callahan@pega.com	pega@pancomm.com
(617) 866-6364	(978) 474-1900
Twitter: @pegasystems

All trademarks are the property of their respective owners.

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